Exhibit 99.2

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders (the “AGM”) of Fiat Chrysler Automobiles N.V. (the “Company”) is convened at 12:00 noon CEST on Friday, April 14, 2017, at RADISSON BLU HOTEL AMSTERDAM AIRPORT, Boeing Avenue 2, 1119 PB Schiphol-Rijk, the Netherlands. The language of the meeting shall be English. The AGM is convened to discuss and decide on the following:

AGENDA

1. OPENING

2. ANNUAL REPORT 2016

a. Report of the Board of Directors for the financial year 2016 (discussion)

b. Implementation of the remuneration policy in 2016 (discussion)

c. Policy on additions to reserves and on dividends (discussion)

d. Adoption of the 2016 Annual Accounts (voting)

e. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2016 (voting)

3. APPOINTMENT OF THE EXECUTIVE DIRECTORS

a. Re-appointment of John Elkann (voting)

b. Re-appointment of Sergio Marchionne (voting)

4. APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a. Re-appointment of Ronald L. Thompson (voting)

b. Re-appointment of Andrea Agnelli (voting)

c. Re-appointment of Tiberto Brandolini d’Adda (voting)

d. Re-appointment of Glenn Earle (voting)

e. Re-appointment of Valerie A. Mars (voting)

f. Re-appointment of Ruth J. Simmons (voting)

g. Appointment of Michelangelo A. Volpi (voting)

h. Re-appointment of Patience Wheatcroft (voting)

i. Re-appointment of Ermenegildo Zegna (voting)

5. AMENDMENT REMUNERATION POLICY FOR THE BOARD OF DIRECTORS (voting)

6. APPOINTMENT OF THE INDEPENDENT AUDITOR

Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting)

7. DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (voting)

8. EXPLANATION OF THE PROPOSAL TO DEMERGE FROM THE COMPANY THE INTEREST TO BE HELD IN GRUPPO EDITORIALE L’ESPRESSO S.P.A. (IN EXCHANGE FOR THE INTEREST IN ITALIANA EDITRICE S.P.A.) (discussion)

9. PROPOSAL TO DEMERGE FROM THE COMPANY THE INTEREST TO BE HELD IN GRUPPO EDITORIALE L’ESPRESSO S.P.A. IN ACCORDANCE WITH THE DEMERGER PROPOSAL (voting)

Resolution in accordance with Section 2:334m of the Dutch Civil Code to effect a demerger from the Company as set forth in Title 7 of Book 2 of the Dutch Civil Code (“Demerger”), as a consequence whereof all shares in Gruppo Editoriale L’Espresso S.p.A. to be held by the Company will transfer to InterimCo B.V. under universal title of succession in accordance with the demerger proposal dated March 3, 2017 between the Company and InterimCo B.V. (the “Demerger Proposal”) (voting).

10. CLOSE OF MEETING

AGM documentation

The AGM documentation:

-	the Company’s Annual Report 2016 (including – inter alia – the Report on Operations, Consolidated Financial Statements and Annual Accounts) and the Independent Auditor’s Report,

-	the Demerger Proposal and the explanatory notes thereto;

-

the Agenda and explanatory notes to the Agenda with proposed resolutions and information about members of the Company’s board of directors (the “Board of Directors”) whose appointment has been proposed,

-	statement of the total number of outstanding shares and voting rights at the date of this notice,

-	proxy forms for shareholders,

-	instructions and documents for participation and voting at the AGM is available on the Company’s website (www.fcagroup.com/Investors/ Stock Info&Shareholder Corner/Shareholder Meetings). This documentation is also available at the Company’s offices at 25 St. James’s Street, London, SW1A 1HA United Kingdom, for shareholders and other persons entitled to attend the meeting who will, upon request, receive a copy free of charge.

Participation and record date

Shareholders can hold Company shares in four ways:

∎

shareholders (the “Loyalty Shareholders”) holding special voting shares and common shares or shareholders holding common shares electing to receive special voting shares upon completion of the required holding period registered in the loyalty register of the Company (the “Loyalty Register”). The Loyalty Register is maintained on behalf of the Company in the records of the Company’s agents: Computershare Trust Co. NA and Computershare S.p.A. (each the “Agent” and both the “Agents”);

∎

shareholders holding common shares in registered form (the “Registered Shareholders”) in an account at Computershare Trust Co. NA as the transfer agent of the Company (the “Transfer Agent” and together with the Agents, the “AGM Agents”);

∎	shareholders holding common shares in an intermediary account with a participant in the Monte Titoli system (the “Monte Titoli Participant Account”);
∎	shareholders holding common shares in a bank, brokerage or other intermediary account with a participant in the Depository Trust Company system (the “DTC Participant Account”).

Under Dutch law and the Company’s articles of association, in order to be entitled to attend and, if applicable, to vote at the AGM, shareholders (which for the purposes of this notice include holders of a Dutch law right of usufruct), must (i) be registered as of March 17, 2017 (the “Record Date”), in the register established for that purpose by the Board of Directors (the “AGM Register”) after reflecting all debit and credit entries as of the Record Date, regardless of whether the shares are still held by such holders at the date of the AGM and (ii) request registration in the manner mentioned below. The AGM Register established by the Board of Directors is: (i) in respect of Loyalty Shareholders, the Loyalty Register, (ii) in respect of Registered Shareholders, the administration of the Transfer Agent, and (iii) in respect of shareholders holding common shares in a Monte Titoli Participant Account or in a DTC Participant Account, the administration of the relevant bank, brokerage or other intermediary (the “Intermediary”).

Attendance and Voting

Loyalty Shareholders and Registered Shareholders

The AGM Agents will send the AGM meeting materials to Loyalty Shareholders and/or Registered Shareholders at the addresses of such shareholders as they appear from the records maintained by the relevant AGM Agent, including a proxy form that allows them to give another person the right to vote their shares at the AGM in accordance with their instructions. The proxy form will also be available on the Company’s website (www.fcagroup.com/Investors/ Stock Info&Shareholder Corner/Shareholder Meetings.

Loyalty Shareholders and/or Registered Shareholders, will be entitled to attend the AGM (either in person or by proxy, please note proxy instructions below) if they have notified the relevant AGM Agent by 11:00 p.m. CEST on April 7, 2017 of their attendance in writing or electronically (contact details at the end of this announcement).

Shareholders holding common shares in a Monte Titoli Participant Account

Shareholders holding common shares in a Monte Titoli Participant Account who wish to attend the AGM (either in person or by proxy, please note proxy instructions below), should request their Intermediary to issue a statement confirming their shareholding (including the shareholder’s name and address and the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit attendance requests no later than 11:00 p.m. CEST on April 7, 2017 to Computershare S.p.A.

If these shareholders request to attend the AGM (either in person or by proxy), they will receive an attendance card issued in their name (the “Attendance Card”). This will serve as admission certificate and the shareholder (or his or her proxy) will need to submit the Attendance Card at the AGM to enter the AGM. For this purpose the Attendance Card also contains a proxy form section. Prior to the AGM, the Attendance Card as well as a copy of the written power of attorney (when applicable), shall have to be handed over at the registration desk.

Alternatively the abovementioned shareholders may give their voting instructions through the proxy form located on the Company’s website (see instructions below). They can also cast their vote in advance of the AGM via the web procedure made available on the Company’s website (www.fcagroup.com/Investors/ Stock Info&Shareholder Corner/Shareholder Meetings).

Shareholders holding common shares in a DTC Participant Account

Shareholders holding common shares in a DTC Participant Account should give instructions to their Intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions. In order to vote their shares and/or attend the AGM, they will need to follow the directions provided by their Intermediary.

Representation by proxy

Subject to compliance with the above provisions, shareholders can attend and vote at the AGM in person or by proxy. In order to give proxy and voting instructions, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including, as appropriate, voting instructions, will be received by the relevant AGM Agent (contact details below) by 11:00 p.m. CEST on April 7, 2017 in writing or electronically pursuant to instructions contained in the proxy forms.

Identification

Persons entitled to attend the AGM will be required to show a valid identity document at the registration desk prior to admission to the AGM.

Address details of AGM Agents:

Computershare S.p.A.

Via Nizza 262/73, 10126 Torino (Italy)

e-mail: fca@computershare.it or fca@pecserviziotitoli.it

Computershare Trust Company NA

P.O. BOX 30170

College Station, TX 77842-3170

Web.queries@computershare.com

Overnight correspondence should be sent to:

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

Fiat Chrysler Automobiles N.V.

March 3, 2017.